UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2011.

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).

On March 11, 2011, our wholly-owned subsidiary, Elan Pharmaceuticals, Inc. (the “Company”), entered into a severance agreement with Dr. Carlos Paya, our President, relating to the termination of Dr. Paya’s employment, which will occur effective April 29, 2011 (the “Severance Date”).

Dr. Paya agreed to certain customary covenants, including post-employment confidentiality and non−disparagement covenants, and provided a waiver and release of claims against the Company and its affiliates.

The Company has agreed to pay Dr. Paya: (i) a lump sum cash severance payment equal to 78 weeks (the “Severance Period”) of salary, estimated at $900,000; (ii) an additional lump sum cash payment equal to $450,000, which is Dr. Paya’s target annual cash bonus for 2011; (iii) accrued but unpaid obligations under Dr. Paya’s employment agreement; (iv) a portion of the cost of continued health and dental coverage under the Company’s health plan for the duration of the Severance Period; and (v) a lump sum cash payment equal to $80,000 in recognition of Dr. Paya’s ongoing housing rental obligations through December 31, 2011.  In addition, all of Dr. Paya’s unvested equity grants will accelerate and become fully vested as of the Severance Date and all of Dr. Paya’s equity grants will be exercisable for a period of 24 months following the Severance Date.

The foregoing description of the severance agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the severance agreement, including the related waiver and release agreement, which is attached to this current report as Exhibit 10.1 and is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

10.1	Severance Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, plc
By:	/s/ William F. Daniel
William F. Daniel
EVP, Company Secretary

Date: March 15, 2011